UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GELTECH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

368537 106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 368537 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Reger, Michael Lloyd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 5,392,803
6. Shared Voting Power 0
7. Sole Dispositive Power 5,392,803
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,392,803 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 40.17%(2)
12.	Type of Reporting Person* (See Instructions) IN

(1)	Represents 5,280,303 shares of GelTech Solutions, Inc. (“GelTech”) common stock owned by Mr. Reger and 112,500 shares of GelTech common stock that Mr. Reger has the right to purchase pursuant to currently exercisable warrants. Mr. Reger also owns 415,803 warrants to purchase common stock that are not exercisable within 60 days.

(2)	Calculated on the basis of 13,425,237 shares of common stock outstanding as of January 30, 2008, which includes 10,282,434 shares of GelTech common stock outstanding on December 27, 2007 as reported by GelTech on Form 424B3 filed with the United States Securities and Exchange Commission on December 27, 2007, 3,030,303 shares of common stock issued to the reporting person in a private placement on January 30, 2008, and 112,500 shares underlying the reporting person’s currently exercisable warrants.

Item 1(a). Name of Issuer:

GelTech Solutions, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1460 Park Lane South

Suite 1

Jupiter, Florida 33458

Item 2(a). Name of Person Filing:

Michael Lloyd Reger

Item 2(b). Address of Principal Business Office or, if none, Residence:

777 Yamato Road

Suite 300

Boca Raton, Florida 33431

Item 2(c). Citizenship:

Mr. Reger is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e). CUSIP Number:

        368537 106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned: 5,392,803 (1) shares

(b)	Percent of Class: 40.17% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,392,803

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,392,803

(iv)	Shared power to dispose or to direct disposition of: 0

(1)	Represents 5,280,303 shares of GelTech Solutions, Inc. (“GelTech”) common stock owned by Mr. Reger and 112,500 shares of GelTech common stock that Mr. Reger has the right to purchase pursuant to currently exercisable warrants. Mr. Reger also owns 415,803 warrants to purchase common stock that are not exercisable within 60 days.

(2)	Calculated on the basis of 13,425,237 shares of common stock outstanding as of January 30, 2008, which includes 10,282,434 shares of GelTech common stock outstanding on December 27, 2007 as reported by GelTech on Form 424B3 filed with the United States Securities and Exchange Commission on December 27, 2007, 3,030,303 shares of common stock issued to the reporting person in a private placement on January 30, 2008, and 112,500 shares underlying the reporting person’s currently exercisable warrants.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	By:	/s/ Michael Lloyd Reger
Michael Lloyd Reger